

August 28, 2013

<u>Via E-mail</u>
Mark Bradley
Chief Executive Officer
Players Network
1771 E. Flamingo Road, #201-A
Las Vegas, NV 89119

> **Re: Players Network**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 20, 2013**
> **File No. 333-190107**

Dear Mr. Bradley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please update your disclosure throughout the prospectus to a more recent date. For example, your disclosure regarding the operation of, and risks associated with, your equity line of financing and convertible notes often indicates that it speaks as of May 31, 2013. We also note that your prospectus cover page discloses the closing sale price of your common stock on July 17, 2013.

<u>Prospectus Summary, page 4</u>

<u>The Offering, page 6</u>

2.   We note your response to comment 1 of our comment letter dated August 6, 2013. Please continue to clarify how the equity line financing will operate. For example, disclose how the company will choose the particular put option amount ($50,000 or 200% of the

average daily volume of the common stock for the three trading days prior to the date of delivery of the applicable put notice, multiplied by the average of the closing prices for such trading days) and when the company's choice is communicated to Dutchess (at the time of the put notice, at the end of the pricing period, etc.). Also, clarify the example you have given on page 7 of how the Suspension Price operates. In this regard, under the Investment Agreement the pricing period is the four consecutive trading days immediately following the put notice date, and the purchase price is 95% of the lowest daily VWAP of the common stock during the pricing period. It appears that the number of shares purchased by Dutchess would be determined by dividing the put option dollar amount by the purchase price. In your example, you state that the company submits a put notice of $0.019 per share of common stock to Dutchess. Submitting a put notice based upon a per share price appears inconsistent with the definition of the put option under the Investment Agreement. Your example also seems to indicate that the company would sell shares to Dutchess during each trading day during the pricing period rather than waiting until the pricing period runs and the purchase price is determined on the closing date. Please walk us through how (1) the put option amount, (2) the purchase price, and (3) the amount of shares to be issued to Dutchess are determined and when they are determined in the event that the price of the company's common stock is above the suspension price for the entire duration of the pricing period and in the event that the price of the company's stock is below the suspension price at any time during the pricing period.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Six Months Ended June 30, 2013 and 2012, page 28

3.   Please update to discuss the results of operations for the six months ended June 30, 2013 and 2012, pursuant to Item 303(b)(2) of Regulation S-K.

You may contact Sharon Virga, Staff Accountant, at 202-551-3363 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Diane D. Dalmy, Esq.